TURBODYNE TECHNOLOGIES, INC.
                              36 E. BARNETT STREET
                                VENTURA, CA 93001

December 14, 2007

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington D.C. 20549-3561

Re:   Turbodyne Technologies, Inc.
      File Number: 000-21391

Dear Mr. Fay:

We have researched the inquiries in your letter dated November 14, 2007. We received an extension until December 14, 2007 for responding to your letter.

SEC COMMENT #1:

It appears that your financial statements should be presented as a "development stage enterprise" in that you are devoting all of your efforts to establishing a business for which planned principal operations have not yet commenced. Accordingly, please amend your filing to present you financial statements consistent with the requirements of paragraphs 11-13 of FAS 7.

RESPONSE TO SEC COMMENT #1:

The Company believes that Turbodyne should not be considered as a development stage enterprise under FAS 7, par. 8(b) because the planned principal operations of Turbopac commenced prior to 1999 and that it had significant segment revenue in 1999 of $1.7 million from Turbopac. The 2001 10-KSB REAFFIRMS THIS VIEW AS IT shows sufficient comparative revenue that Turbodyne was out of development stage.

The Company believes that avoiding the term "development stage" for Turbopac and its clarifying language in the future will avoid any confusion.

SEC COMMENT #2:

In connection with the preceding comment, your independent accountant is required to have an association with cumulative data presented from the date of inception as long as you are in the development stage. Therefore, the report of your independent accountant is required to make reference to this cumulative data. Please include a report from your independent accountants on this basis.

RESPONSE TO SEC COMMENT #2:

As indicated in our response to comment #1 we believe that we are not a development stage enterprise.

SEC COMMENT #3:

In addition, please revise the accountants' report to also include an explanatory paragraph on the restatement for the correction of errors (reference is made to note 2 to the consolidated financial statements) in accordance with the guidance in Section 420.12 in the Codification of Statements on Auditing Standards.

RESPONSE TO SEC COMMENT #3:

The auditors' report will be corrected to include an explanatory paragraph on the restatement for the correction of errors.

SEC COMMENT #4:

The composition of "Provision for lawsuit settlements" is not clear from your disclosures. Please consider a table in your notes to the financial statements that lists each associated suit and related liability. This table should reconcile changes in amounts between the current and previous balance sheet dates presented, with clear explanation of the changes.

RESPONSE TO SEC COMMENT #4:

The Company does not believe it appropriate to disclose reserves for active litigation as that would give litigation opponents an advantage particularly when measured against limited investor benefit. This requested disclosure is especially unnecessary as the Company has disclosed the majority of the lawsuit reserve in footnotes. Example:

   Per Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006:

                                               2005         2006        Change
                                            ----------   ----------   ----------
   TST - disclosed in note 7                $2,983,320   $3,273,352   $  290,032
   Pacific Baja - disclosed in note 11      $  500,000   $  500,000           --
     Europe - disclosed in note 13          $  405,785   $  405,785           --
   Balance not disclosed                    $  496,000   $  496,000           --
                                            ----------   ----------   ----------
   Total Provision for Lawsuit Settlement   $4,385,105   $4,675,137   $  290,032
                                            ==========   ==========   ==========

The increase is entirely from interest. The Company believes that the composition of "Provision for lawsuit settlements" is disclosed elsewhere in the financial statements therefore restatement is not required.

SEC COMMENT #5:

Please provide us with an analysis of the embedded conversion feature within convertible debt outstanding at December 31, 2006 and issued thereafter with regard to whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in retained earnings pursuant to paragraph 12 of FAS 133. Refer to page 33 of the Division of Corporation Finance's `Current Accounting and Disclosure Issues" for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

RESPONSE TO SEC COMMENT #5:

Our analysis of the facts and circumstances of the embedded conversion feature resulted in a conclusion that it should be bifurcated and accounted for as a derivative at fair value with changes in fair value recorded in retained earnings pursuant to paragraph 12 of FAS 133.

For the report as of December 31, 2006, we did not adjust the value of the embedded conversion feature to its fair value as of that date since the resulting adjustment was only $4,696 which is 0.32% of net loss and 0.06% of total liabilities.

Similarly, for the reports as of March 31, 2007, June 30, 2007 and September 30, 2007, no adjustments were taken to recognize fair value as of reporting dates as the cumulative adjustments ranged from $16K to $23K which represents from 1.94% to 2.12% of net loss, and from 0.19% to 0.27% of total liabilities. We will make the adjustment starting with the report date December 31, 2007 onwards.

We evaluated whether the embedded conversion feature should be bifurcated with consideration of the criteria provided by par. 12 and par. 11(a) of FAS 133. Par. 12 of FAS 133 enumerates the three criteria and that all three must be met to for a derivative instrument to qualify for bifurcation. The criteria are as follows:

      A. "THE ECONOMIC CHARACTERISTICS AND RISKS OF THE EMBEDDED DERIVATIVE INSTRUMENT ARE NOT CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS AND RISKS OF THE HOST CONTRACT"

            The Company issued a debt instrument with an option to purchase the Company's common stock. In this situation, the conversion option has the economic characteristics and risks of an equity interest whereas the host contract is a debt instrument. Par. 61(k) of FAS 133 states that "changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related". Therefore, the conversion option of the Company's debt instrument met this criterion for bifurcation.

      B. "THE CONTRACT ("THE HYBRID INSTRUMENT") THAT EMBODIES BOTH THE EMBEDDED DERIVATIVE INSTRUMENT AND THE HOST CONTRACT IS NOT REMEASURED AT FAIR VALUE UNDER OTHERWISE APPLICABLE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES WITH CHANGES IN FAIR VALUE REPORTED IN EARNINGS AS THEY OCCUR."

            With FAS 155, which is effective for fiscal years beginning after September 15, 2006, companies now have an option to carry hybrid instruments otherwise requiring bifurcation at fair value with remeasurement at each balance sheet date and changes in fair value reported in the income statement. The fair value election, however, can be made only when a financial instrument is initially recorded or when certain events occur (e.g. a business combination, significant modification of debt as defined in EITF Issue 96-19 as amended ("DEBTOR'S ACCOUNTING FOR A MODIFICATION OR EXCHANGE OF DEBT INSTRUMENTS"). The Company records the convertible debt instruments at historical value and therefore meets this criterion.

      C. "A SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE EMBEDDED DERIVATIVE INSTRUMENT WOULD, PURSUANT TO PARAGRAPHS 6-11, BE A DERIVATIVE INSTRUMENT SUBJECT TO THE REQUIREMENTS OF THIS STATEMENT. (THE INITIAL NET INVESTMENT FOR THE HYBRID INSTRUMENT SHALL NOT BE CONSIDERED TO BE THE INITIAL NET INVESTMENT FOR THE EMBEDDED DERIVATIVE.) HOWEVER, THIS CRITERION IS NOT MET IF THE SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE EMBEDDED DERIVATIVE INSTRUMENT WOULD BE CLASSIFIED AS A LIABILITY (OR AN ASSET IN SOME CIRCUMSTANCES) UNDER THE PROVISIONS OF STATEMENT 150 BUT WOULD BE CLASSIFIED IN STOCKHOLDERS' EQUITY ABSENT THE PROVISIONS IN STATEMENT 150."

            To determine whether the conversion option qualifies as a derivative, we used the criteria set in par. 6-9 of FAS 133 which define a derivative as have the following three characteristics:

            1. "IT HAS ONE OR MORE UNDERLYINGS AND ONE ORE MORE NOTIONAL AMOUNTS OR PAYMENT PROVISIONS OR BOTH." The price of the stock to be issued upon conversion represents the underlying and the number of shares to be issued upon conversion represents the notional amount. Therefore, an embedded conversion option meets the first characteristic of a derivative.

            2. "IT REQUIRES NO INITIAL NET INVESTMENT OR AN INITIAL NET INVESTMENT THAT IS SMALLER THAN WOULD BE REQUIRED FOR OTHER TYPES OF CONTRACTS THAT WOULD BE EXPECTED TO HAVE A SIMILAR RESPONSE TO CHANGES IN MARKET FACTORS." The initial net investment in the convertible debt instrument represented by the loan proceeds theoretically relates to both the debt instrument and the conversion option. Only part of the proceeds relate to the conversion option. Therefore, the total loan proceeds should not be considered to be the initial net investment for the embedded conversion option. Accordingly, an embedded conversion option meets the second characteristic of a derivative.

            3. "ITS TERMS REQUIRE OR PERMIT NET SETTLEMENT, IT CAN READILY BE SETTLED NET BY A MEANS OUTSIDE THE CONTRACT, OR IT PROVIDES FOR DELIVERY OF AN ASSET THAT PUTS THE RECIPIENT IN A POSITION NOT SUBSTANTIALLY DIFFERENT FROM A NET SETTLEMENT." A conversion option on shares that are traded in a public market possesses the net settlement characteristic because the shares are readily convertible into cash as discussed in par. 9c of FAS 133. Accordingly, for a public company, an embedded conversion option generally meets the third characteristic of a derivative.

The Company meets the criteria of par. 12 for bifurcation. We then reviewed par. 11(a) of FAS 133 to determine whether the conversion option qualifies for scope exception in SFAS 133. Par. 11(a) states that a company should not consider a contract to be a derivative if the contract issued is both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

The embedded conversion option cannot be classified in stockholders' equity because the convertible agreements may require settlement in cash. The agreement states that the holder shall have the right from and after issuance of the note to convert any unpaid principal and interest. The noteholder, therefore, has the option to choose whether the note will be settled in cash or stock. The embedded conversion did not meet the second criteria of par. 11(a) and should be bifurcated per par. 12 of FAS 133.

SEC COMMENT #6:

With regard to each group of warrants either outstanding at December 31, 2006 or issued thereafter, please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (par. 6-9) and if so, whether the warrants meet the scope exception in par. 11 (a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 to determine whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in par. 7-32 of EITF 00-19 must be met. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" referred to in the preceding comment for guidance.

RESPONSE TO SEC COMMENT #6:

Our analysis of the facts and circumstances of the investor warrants and consultant warrants resulted in a conclusion that the warrants meet the definition of a derivative and also meet the scope exception of in par. 11(a) of FAS 133. The warrants also qualify to be classified as equity.

Below is our tabular presentation of the analysis made for the investor warrants and consultant warrants:

              INVESTOR WARRANTS                    CONSULTANT WARRANTS

I DETERMINATION WHETHER WARRANTS MEET THE DEFINITION OF A DERIVATIVE UNDER FAS 133 , PAR. 6-9

a. IT HAS ONE OR MORE UNDERLYINGS AND ONE OR MORE NOTIONAL AMOUNTS OR PAYMENT PROVISIONS OR BOTH. The price of the stock to be issued upon exercise of the warrants represents the underlying and the number of shares to be issued upon exercise represents the notional amount. The freestanding warrant that is a right to a fixed number of shares would be considered indexed to the issuer's stock, because the value of the warrant is based upon the value of the underlying shares.

    Upon exercise of warrants, holder is  Upon exercise of warrants, holder is
    entitled to receive one share of      entitled to receive one share of
    common stock of the Company. The      common stock of the Company. The
    price of the stock to the issued is   price of the stock to the issued is
    the underlying, and the share issued  the underlying, and the share issued
    upon exercise is the notional         upon exercise is the notional
    amount. Therefore, investor's         amount. Therefore, consultants'
    warrant meets this criteria.          warrants meet this criteria.

               MEETS CRITERIA                        MEETS CRITERIA

b. IT REQUIRES NO INITIAL NET INVESTMENT OR AN INITIAL NET INVESTMENT THAT IS SMALLER THAN WOULD BE REQUIRED FOR OTHER TYPES OF CONTRACTS THAT WOULD BE EXPECTED TO HAVE A SIMILAR RESPONSE TO CHANGES IN MARKET FACTORS.

    The initial net investment in the     Warrants were issued as additional
    convertible debt instrument           consideration to consultants.
    represented by the loan proceeds      Therefore, there is no initial net
    theoretically relates to the debt     investment required from consultants.
    instrument, the conversion option
    and the warrants. Only part of the
    proceeds relate to the warrants.
    Therefore, the total loan proceeds
    should not be considered to be the
    initial net investment of the
    warrants. Accordingly, the warrants
    from convertible debt meet the
    second characteristic of a
    derivative.

               MEETS CRITERIA                        MEETS CRITERIA

c. ITS TERMS REQUIRE OR PERMIT NET SETTLEMENT, IT CAN READILY BE SETTLED NET BY A MEANS OUTSIDE THE CONTRACT, OR IT PROVIDES FOR DELIVERY OF AN ASSET THAT PUTS THE RECIPIENT IN A POSITION NOT SUBSTANTIALLY DIFFERENT FROM A NET SETTLEMENT. A warrant to purchase shares that are traded in a public market possesses the net settlement characteristic because the shares are readily convertible into cash as discussed in par. 9c of FAS 133.

    Accordingly, since Turbodyne is a     Accordingly, since Turbodyne is a
    public company, the warrants from     public company, the warrants issued
    convertible debt meet the third       to consultants meet the third
    characteristic of a derivative.       characteristic of a derivative.

               MEETS CRITERIA                        MEETS CRITERIA

II DETERMINATION WHETHER WARRANTS MEET THE SCOPE EXCEPTION IN PAR. 11(A) OF FAS 133

    A COMPANY SHOULD NOT CONSIDER A CONTRACT TO BE A DERIVATIVE IF THE CONTRACT ISSUED IS BOTH (1) INDEXED TO ITS OWN STOCK AND (2) CLASSIFIED IN STOCKHOLDERS' EQUITY IN ITS STATEMENT OF FINANCIAL POSITION.

    Warrants issued with convertible      Warrants issued to consultants are
    debt are considered to be indexed to  considered to be indexed to the
    the Company's own stock since these   Company's own stock since these can
    can be exercised for a fixed number   be exercised for a fixed number of
    of shares, in which case, the value   shares, in which case, the value of
    of the warrant is based upon the      the warrant is based upon the value
    value of the underlying shares.       of the underlying shares. Warrants
    Warrants issued with convertible      issued to consultants can be
    debt can be classified in             classified in stockholders' equity
    stockholders' equity because, under   per the determination below.
    the subscription agreement, the
    Company will use its best efforts or
    commercially reasonable efforts to
    register the shares. The requirement
    is therefore under the control of
    the Company. In this case, the
    warrants are classifiable as equity
    as it has met the other requirements
    as mentioned in par. 7-32 of EITF
    00-19

         MEETS CRITERIA (#2 CRITERIA           MEETS CRITERIA (#2 CRITERIA
           DETERMINATION, SEE III)               DETERMINATION, SEE III)

III DETERMINATION WHETHER EQUITY CLASSIFICATION IS APPROPRIATE UNDER EITF
    00-19, PAR. 7-32

    CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES.

    Under the subscription agreement,     The warrant agreement is silent as
    the Company will use its best         to registration of the shares.
    efforts or commercially reasonable    However, it does mention that
    efforts to register the shares. The   warrants may be transferred only
    requirement is therefore under the    pursuant to a registration statement
    control of the Company.               filed under the Securities Act of
                                          1933, and that the Company shall
                                          maintain books for the transfer and
                                          registration of the warrants. The
                                          books must be accompanied by
                                          appropriate instructions for the
                                          transfer and such other documents
                                          like an opinion from counsel that
                                          such transfer is exempt from the
                                          registration requirements of the
                                          Securities Act.
                                          Based on this information, the
                                          registration of shares is not an
                                          absolute requirement.

               MEETS CRITERIA                        MEETS CRITERIA

    THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING.

    The company has 1 Billion authorized  The company has 1 Billion authorized
    shares of which 631,683,423 are       shares of which 631,683,423 are
    unissued as of Sep 30, 2007.          unissued as of Sep 30, 2007.

               MEETS CRITERIA                        MEETS CRITERIA

    THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT.

    One share is to be issued for each    One share is to be issued for each
    warrant exercised. There is           warrant exercised. There is
    therefore an explicit limit on the    therefore an explicit limit on the
    number of shares to be delivered in   number of shares to be delivered in
    a share settlement.                   a share settlement.

               MEETS CRITERIA                        MEETS CRITERIA

    THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC.

    This is not a requirement per the     This is not a requirement per the
    contract.                             contract.

               MEETS CRITERIA                        MEETS CRITERIA

    THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS.

    This is not a requirement per the     This is not a requirement per the
    contract.                             contract.

               MEETS CRITERIA                        MEETS CRITERIA

    THE CONTRACT REQUIRES NET CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES.

    Cash settlement is not mentioned      Cash settlement is not mentioned
    anywhere in the contract.             anywhere in the contract.

               MEETS CRITERIA                        MEETS CRITERIA

    THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT.

    There is no mention in the contract   There is no mention in the contract
    that warrant holders have rights      that warrant holders have rights
    that are higher than shareholders.    that are higher than shareholders.

               MEETS CRITERIA                        MEETS CRITERIA

    THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON.

    There is no requirement in the        There is no requirement in the
    contract to post collateral at any    contract to post collateral at any
    point or for any reason.              point or for any reason.

               MEETS CRITERIA                        MEETS CRITERIA

SEC COMMENT #7:

As appropriate, please amend your 2007 quarterly filings to reflect the above comments.

RESPONSE TO SEC COMMENT #7:

We believe that we do not need to file amended 2007 quarterly filings per our responses to comment nos. 1, 5 and 6.

In connection with responding to your letter dated November 14, 2007 with regard to File Number 000-21391 the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

      o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Debi Kokinos
----------------
Chief Financial Officer